UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On May 5, 2023, SMX (Security Matters) Public Limited Company (the “Company”) issued a press release to announce that Seiden Law LLP has joined the Company’s ad hoc International Legal Prosecuting Task Force to investigate and analyze possible irregular trading patterns, spoofing and possible illegal market manipulation of the Company’s shares. Seiden Law, based out of New York, is headed by a former prosecutor, and has been retained to help strengthen SMX’s public market infrastructure, controls, and surveillance capabilities. Seiden Law will be working with the Company’s new Special Advisor and former FBI Executive Assistant Director Joshua Skule, in collaboration with US regulations and securities counsel to continue to rigorously secure shareholder value and market position.

Further, Seiden Law will work with Mr. Skule to formally liaise with regulators to ensure ‘triggers’ are in place to notify SMX in real time of possible illegal trading activities, communicate with contacts at regulatory agencies and law enforcement (local and international) to prevent any continuing illegal trading activities and seek to hold responsible, both civilly and criminally, those responsible through legal activities through the American and Irish legal systems and filing a request for intervention by INTERPOL, if required.

The Company intends to issue a notice under regulation 23 of its articles of association and section 1062 of the Companies Act 2014 to require its shareholders to furnish the Company with information as to the beneficial ownership of any shares of SMX. The Company reminds persons having an interest in 3% or more of the shares in the Company that under Irish law (subject to the Irish High Court determining otherwise) their rights in respect of such shares are unenforceable if the existence of such interest has not been made to the Company within 5 days after such interest was acquired..

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release dated May 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 5, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer